Exhibit 99.1

                                  NEWS RELEASE

                  Wireless Ventures, Inc. to enter ATM business

New York, NY -May 9, 2001- Wireless Ventures, Inc. (OTCBB: WLSV) today announced that it has signed a Letter of Intent to acquire 4Cash a division of IRMG Inc. an Ontario Company located in Markham, Ontario. As consideration for all of the interest in 4Cash, WLSV shall issue to IRMG Inc., 10 million common shares and
1.1 million five-year warrants to Steve Cussons to purchase WLSV common shares at an exercise price of $0.10 per share. Subject to the achievement of certain net profit objectives, IRMG shall also have the right to earn an additional 10 million common shares and 5 million three years warrants. Upon Closing, WLSV shall enter into a three-year management services agreement with IRMG for the management of the company. Closing is subject to certain conditions precedent including but not limited to satisfactory due diligence, Board of Director approvals, and the execution of final documentation. Upon Closing, Mr. Steve Cussons shall be appointed President, CEO and a director of WLSV. Mr. Paul K. Hickey, interim Chairman and C.E.O. shall resign as an Officer and Director upon the Closing.

4Cash is involved in the marketing and management of automated teller machines
(ATMs) and related services in Canada and the United States. 4Cash is in the final stages of signing a material contract to own and operate automated cash machines and kiosks to be placed in high profile locations throughout North America. In addition, IRMG management has identified a number of additional opportunities to increase the number of ATMs under management by new marketing agreements or acquisition. Through these efforts, management expects that the company will have positive sales growth and earnings by the end of the current year. IRMG management has extensive experience in the North American ATM industry.

Mr. Paul Hickey, Chairman and CEO of WLSV, stated, "The proposed business growth opportunity for the company in the ATM business in Canada and the United States is significant. Mr. Cussons has an in depth understanding of the changing dynamics of this market and the potential opportunities through his contacts should be able to make a significant contribution to the profitable growth of the company. The company expects to generate revenues within a reasonable period of signing the definitive agreements with 4Cash and IRMG Inc."

Mr. Steve Cussons, President of IRMG Inc., stated, "The opportunity for Wireless Ventures Inc. to enter into this exciting industry will assuredly prove to be a very positive decision. IRMG Inc. is confident of its ability to deliver the kind of results shareholders expect and the industry deserves."

Wireless Ventures, Inc. is a Delaware corporation whose shares are quoted on the NASD's Over-The-Counter Bulletin Board.

4Cash is a division of a privately held Ontario company, IRMG Inc.

                                   * * * * * *

For further information contact:

Paul K. Hickey, Chairman     212-956-5422
Steve Cussons, IRMG Inc.     905-477-8378 ext 286